Exhibit 99.2

Focus Media Reports Fourth Quarter and Full Year 2009 Results

SHANGHAI, China, March 16, 2010 – Focus Media Holding Limited (Nasdaq: FMCN), China’s largest digital media group, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2009.

Basis of Presentation

The results of the internet business have been restated in this earning release to reflect the disposal of certain subsidiaries which have been classified as discontinued operations for all periods presented.

Highlights for Fourth Quarter 2009:

● Total net revenue for fourth quarter 2009 was $144.3 million, of which the aggregate net revenue for the LCD display network, in-store network and poster frame network was $98.3 million, surpassing the Company’s previous guidance of $92 million and the aggregate net revenue for the movie theatre and outdoor traditional billboard network and Internet advertising services was $46.0 million, surpassing the Company’s previous guidance of $39 million.

● GAAP net loss attributable to Focus Media was $52.5 million or a loss of $0.39 per fully diluted ADS, compared to net loss attributable to Focus Media of $127.6 million for the third quarter of 2009 or a loss of $0.99 per fully diluted ADS and net loss attributable to Focus Media of $802.5 million for the fourth quarter of 2008 or a loss of $6.24 per fully diluted ADS.

● Non-GAAP net income attributable to Focus Media for the fourth quarter of 2009 was $34.7 million or an income of $0.26 per ADS, compared to non-GAAP net income attributable to Focus Media of $7.9 million for the third quarter of 2009 or an income of $0.06 per ADS and non-GAAP net income of $50.0 million for the fourth quarter of 2008 or an income of $0.39 per ADS.

● Net cashflow from operations in the fourth quarter of 2009 was $72.3 million, an increase of 96% from $ 36.8 million in the third quarter of 2009.

Highlights for Full Year 2009:

● Total net revenue for full year 2009 was $505.0 million, declining 21% from $642.3 million for full year 2008, substantially due to unfavorable macro-economic condition and strategic reorganization related to several lines of our businesses. The aggregate net revenue for the LCD display network, in-store network and poster frame network for full year 2009 was $338.1 million, declining 25% from $450.6 million for full year 2008. The aggregate net revenue for the movie theatre and outdoor traditional billboard network and Internet advertising services was $166.9 million, declining 13% from $191.7 million for full year 2008.

● GAAP net loss attributable to Focus Media was $208.8 million for full year 2009 or a loss of $1.61 per fully diluted ADS, compared to net loss attributable to Focus Media of $770.7 million for full year 2008, or a loss of $5.98 per fully diluted ADS.

● Non-GAAP net income attributable to Focus Media for full year 2009 was $89.4 million or an income of $0.69 per ADS, compared to non-GAAP net income attributable to Focus Media of $221.9 million for full year 2008 or an income of $1.72 per ADS.

Highlights for Balance Sheet and Cash Flow Results of Fourth Quarter and Full Year 2009:

● Cash and cash equivalents was $568.2 million as of December 31, 2009, including the subscription price of $142.4 million received from Chairman and CEO Mr. Jason Jiang for purchase of 75,000,000 newly issued shares in our Company, and representing an increase of 48% from $383.1million as of September 30, 2009.

● Net accounts receivable for the LCD display network, in-store network and poster frame network was $96.1 million as of December 31, 2009, a decline of 16% from $114.3 million as of September 30, 2009. Days sales outstanding on a rolling basis was 88 days in the fourth quarter of 2009 versus 118 days for the third quarter of 2009.

● Net accounts receivable for the movie theatre and outdoor traditional billboard network and Internet advertising services was $76.6 million as of December 31, 2009.

● Net cashflow from operations in full year 2009 was $160.7 million, as compared to $168.4 million in full year 2008.

● Capital expenditures were $1.0 million and $10.7 million for the fourth quarter of 2009 and full year 2009 respectively.

● Earn-out payments related to historical acquisitions paid in the fourth quarter of 2009 were $19.3 million, of which $10.7 million was attributable to the poster frame network and LCD display network and $8.6 million was attributable to the traditional outdoor billboard and internet businesses. For full year 2009, total earn-out payments related to historical acquisitions paid were $92.4 million, of which $62.3 million was attributable to the poster frame network and LCD display network and $30.1 million was attributable to traditional outdoor billboard and internet businesses.

Jason Jiang, Chairman and CEO of Focus Media said, “After going through a year of restructuring, Focus Media has substantially resolved its past problems and reentered on to a path of sustainable growth. At the same time, the Chinese advertising market recovery has presented us with very attractive development opportunities. We believe we are well positioned to achieve meaningful cash flow and earnings growth in 2010. Starting in 2010, Focus Media will focus on dedicating our resources to developing networks in lower tier cities for our LCD, Poster frame as well as in-store networks. We believe the investment we are making in lower tier cities will help to lay the foundation of growth for Focus Media over the next three to five years. Separately, we will offer incentives to motivate internet and outdoor billboard management so as to promote sustainable long term development of the respective business segments.”

Kit Low, CFO added, “Our fourth quarter 2009 results demonstrate the robust execution capability of the Focus Media team as well as the significant positive operating leverage of the Focus Media business model. In the fourth quarter 2009 the Company generated a free cash flow of $43.0 million on $34.7 million of non-GAAP net income with operating cashflow of $72.3 million, versus an investing cashflow of $29.3 million. We expect this trend of positive cashflow generation to continue as the Company leverages the 2010 uptrend of the Chinese advertising market.”

Fourth Quarter 2009 financial results

Advertising net revenue from the LCD display network was $64.1 million for the fourth quarter of 2009, an increase of 14% from $56.0 million for the third quarter of 2009 and an increase of 8% from $59.3 million for the fourth quarter of 2008.

Advertising net revenue from the poster frame network was $26.8 million for the fourth quarter of 2009, an increase of 21% from $22.1 million for the third quarter of 2009 but a decline of 32% from $39.2 million for the fourth quarter of 2008.

Advertising net revenue from the in-store network was $7.4 million for the fourth quarter of 2009, slightly decreasing from $7.6 million for the third quarter of 2009 and decreasing by 22% from $9.5 million for the fourth quarter of 2008.

As of December 31, 2009, the total installed base of LCD displays in our LCD display network was 131,006 nationwide, including 125,595 displays through our directly owned networks, and 5,411 displays through our regional distributors, as compared to 130,890 as of September 30, 2009. The total number of non-digital frames available for sale in our poster frame network was 225,104 as of December 31, 2009, as compared to 225,762 as of September 30, 2009. In addition, as of December 31, 2009, we had 35,972 digital frames installed in our poster frame network, as compared to 36,539 as of September 30, 2009. The total number of displays installed in our in-store network was 44,517 as of December 31, 2009, as compared to 45,195 as of September 30, 2009.

Advertising net revenue from the movie theater and traditional outdoor billboard network was $12.6 million for the fourth quarter of 2009, relatively constant compared to $12.5 million for the third quarter of 2009 and a 42% decrease compared to $21.6 million for the fourth quarter of 2008 due to restructuring in traditional outdoor billboard network in the third quarter of 2009.

Internet advertising service net revenue was $33.4 million in the fourth quarter of 2009, increased by 18% as compared to $28.2 million for the third quarter of 2009, and 25% as compared to $26.7 million for the fourth quarter of 2008. .

Non-GAAP gross profit for the LCD display network for the fourth quarter of 2009 was $50.6 million, representing an increase of 50% from $33.7 million for the third quarter of 2009 and an increase of 15% from $44.0 million for the fourth quarter of 2008.

Non-GAAP gross profit for the poster frame network for the fourth quarter of 2009 was $10.8 million, representing a significant increase over $1.7 million for the third quarter of 2009 but a decrease of 55% from $23.8 million for the fourth quarter of 2008.

Non-GAAP gross profit for the in-store network for the fourth quarter of 2009 was $5.0 million, compared to non-GAAP gross loss of $3.3 million for the third quarter of 2009 primarily due to the Company’s settling of a rental dispute in the fourth quarter and releasing the corresponding rental liabilities accrued in the previous periods and compared to non-GAAP gross profit of $0.5 million for the fourth quarter of 2008 as the Company managed to lower rental costs in the business.

Non-GAAP gross profit for the movie theater and traditional outdoor billboard networks for the fourth quarter of 2009 was $2.5 million, representing a 32% decline from $3.7 million for the third quarter of 2009 and a 66% decline from $7.3 million for the fourth quarter of 2008, mainly due to the restructuring in the traditional outdoor billboard network as one subsidiary was disposed in late third quarter of 2009.

Non-GAAP gross profit from our Internet advertising services for the fourth quarter of 2009 was $6.0 million, a slight increase from $5.6 million for the third quarter of 2009 and from $5.3 million for the fourth quarter of 2008.

Non-GAAP operating expense for the fourth quarter of 2009 was $33.9 million, increasing by 14% from $29.8 million for the third quarter of 2009 and 7% from $31.8 million for the fourth quarter of 2008.

Business Outlook for First Quarter 2010

The Company provides the following guidance with respect to the first quarter ending March 31, 2010:
Net revenues for LCD display networks, in-store networks and poster frame networks are expected to be in the range of $78-80 million, the mid-point of which would represent year-on-year growth of 23%. Net revenues for the movie theatre and traditional outdoor billboard and internet advertising services are expected to be in the range of $37-39 million. Company non-GAAP net income is expected to be in the range of $20-23 million.

Based on the existing business outlook, the Company expects earn-out payment remaining in 2010 to be no more than $40 million.

Announced Share Repurchase Program

On Feb 2, 2010, Focus Media announced that its board of directors has approved a share repurchase program up to $200 million. The Company expects to implement this share repurchase program over the course of the next 12 months post announcement, in a manner consistent with market conditions and the interest of the shareholders and in compliance with the Company’s securities trading policy. Focus Media’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. Focus Media plans to fund repurchases made under this program from its available cash balance.

Management Buy-Out in Internet Division

Certain Allyes employees and management and directors and certain members of the Company’s management and directors recently entered into a definitive agreement with the Company and Allyes in January 2010 to buy-out an aggregate 38% interest in Allyes from the Company.  Pursuant to the terms of the agreements, the purchasing Allyes and Company management members paid an aggregate $13.3 million for a 38% interest of Allyes, when taking into account offshore and onshore transactions.  The purchase price to management took into account various factors including the disposition of various smaller Internet divisions during the fourth quarter of 2009 and the results of an independent third-party valuation report, however the Company is currently assessing the accounting implications of the transaction.  The transaction was approved by all independent directors on the board.   This transaction was part of initiatives being taken by the Company to incentivize management to enhance the future business model of Allyes and thereby to seek long term sustainable growth for the company and investors.

USE OF NON-GAAP FINANCIAL MEASURES

In addition to Focus Media’s consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including non-GAAP gross profit, non-GAAP operating expenses, non-GAAP operating profit (loss) and non-GAAP net income , all excluding share-based compensation expenses, amortization of acquired intangible assets, loss from disposal of previously acquired subsidiaries, impairment charges of certain assets, including acquired intangible assets, goodwill, impairment and termination charges related to ceasing expansion of digital poster frame networks and boat-based advertising platform, write-off of receivables from ex-shareholders of disposed business and one-off charges from expensing IPO expenditures as a result of termination of IPO process of Allyes. The Company believes that these non-GAAP financial measures provide investors with another method for assessing Focus Media’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results in the attached financial information. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of Focus Media and when planning and forecasting future periods. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliation between these financial measures.

Focus Media Holding Ltd.
Reconciliation of GAAP to non-GAAP
(U.S. Dollar in thousands, except percentages, share and per-share data)
(Unaudited)

		Three months ended December 31, 2009
	GAAP	(1)	(2)	(3)	(4)	(5)	(6)	Non- GAAP
Gross Profit
LCD display network	49,498	285	839	—	—	—	—	50,622
Poster Frame network	9,148	—	1,646	—	—	—	—	10,794
In-store network	5,001	—	—	—	—	—	—	5,001
Internet advertising	5,778	—	207	—	—	—	—	5,985
Movie Theater & Outdoor Billboard network	2,046	—	443	—	—	—	—	2,489

Total Gross Profit	71,471	285	3,135	—	—	—	—	74,891

Operating Expense	86,258	(34,779)	(1,254)	—	(14,027)	(4,351)	2,067	33,914
Operating (loss) profit	(14,787)	35,064	4,389	—	14,027	4,351	(2,067)	40,977
Net income (loss) attributable to Focus Media
	(52,499)	35,064	4,672	31,103	14,027	4,351	(2,067)	34,651

(1). Share-based compensation, of which $ 14.6 million was attributable to LCD display network, poster frame network and in-store network and $20.5 million was attributable to cancellation of stock options in internet business.
(2). Amortization of acquired intangible assets.
(3). Loss from impairment and disposal of previously acquired subsidiaries, all attributable to internet business.
(4). Impairment charges of goodwill as a result of earn-out payments in poster frame business.
(5). Write-off of receivables from ex-shareholders of disposed business.

(6).Settlement of disputed liabilities in previously disposed wireless business.

	Three months ended September 30, 2009
	GAAP	(1)	(2)	(3)	(4)	(5)	Non- GAAP
Gross Profit
LCD display network	17,177	306	3,607	—	3,169	9,462	33,721
Poster Frame network	(30,420)	—	5,131	—	—	26,983	1,694
In-store network	(3,844)	—	—	—	—	516	(3,328)
Internet advertising	(2,964)	—	393	—	8,185	—	5,614
Movie Theater & Outdoor Billboard network	3,001	—	663	—	—	—	3,664

Total Gross Profit	(17,050)	306	9,794	—	11,354	36,961	41,365

Operating Expense	105,234	(8,467)	(2,969)	(16,649)	(45,456)	(1,872)	29,821
Operating profit (loss)	(122,284)	8,773	12,763	16,649	56,810	38,833	11,544
Net income (loss) attributable to Focus Media	(127,598)	8,773	13,865	25,944	57,300	29,593	7,877

(1). Share-based compensation.
(2). Amortization of acquired intangible assets.
(3). Loss from disposal of previously acquired subsidiaries, of which loss from disposal of subsidiaries was $3.7 million, loss from partial disposal of equity interests in subsidiaries was $14.9 million and loss from impairment of certain other assets was $7.3 million.
(4). Impairment charges of certain assets, including acquired intangible assets and goodwill.
(5).Impairment and termination charges related to ceasing expansion of digital poster frame networks and boat-based advertising platform.

				Three months ended December 31, 2008
	GAAP	(1)	(2)	(3)	(4)	(5)	(6)	Non- GAAP
Gross Profit
LCD display network	27,217	314	865	—	—	15,574	—	43,970
Poster Frame network	21,572	—	2,257	—	—	—	—	23,829
In-store network	(3,397)	—	897	(248)	—	3,290	—	542
Internet advertising	4,483	—	814	—	—	-	—	5,297
Movie Theater & Outdoor Billboard network	6,339	—	976	—	—	—	—	7,315

`Total Gross Profit	56,214	314	5,809	(248)	—	18,864	—	80,953

Operating Expense	844,395	(12,330)	(3,333)	(193,822)	(600,878)	—	(2,200)	31,832
Operating profit (loss)	(788,181)	12,644	9,142	193,574	600,878	18,864	2,200	49,121
Net income (loss) attributable to Focus Media	(802,490)	12,644	10,611	208,238	599,965	18,864	2,200	50,032

(1). Share-based compensation.
(2). Amortization of acquired intangible assets.
(3). Loss from disposal of previously acquired subsidiaries.
(4). Impairment charges of certain assets, including acquired intangible assets and goodwill.
(5).Impairment charges of fixed assets.
(6). Write-off of receivables from ex-shareholders of disposed business.

		Twelve months ended December 31, 2009
	GAAP	(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	Non- GAAP
Gross Profit
LCD display network	133,042	1,504	4,446	—	3,168	9,462	—	—	—	151,622
Poster Frame network	3,561	—	6,778	—	—	26,983	—	—	—	37,322
In-store network	6,176	—	15	—	—	516	—	—	—	6,707
Internet advertising	9,150	—	2,239	—	8,746	—	—	—	—	20,135
Movie Theater & Outdoor Billboard network	13,972	—	2,945	—	—	—	—	—	—	16,917

Total Gross Profit	165,901	1,504	16,423	—	11,914	36,961	—	—	—	232,703

Operating Expense	320,551	(61,153)	(6,563)	(17,861)	(94,775)	(1,872)	(6,879)	(2,466)	2,067	131,049
Operating profit (loss)	(154,650)	62,657	22,986	17,861	106,689	38,833	6,879	2,466	(2,067)	101,654
Net income (loss) attributable to Focus Media	(208,762)	62,657	27,279	58,259	113,046	29,593	6,879	2,466	(2,067)	89,350

(1). Share-based compensation, of which $34.7 million was attributable to LCD display network, poster frame network and in-store network and $28.0 million was attributable to internet division.
(2). Amortization of acquired intangible assets.
(3). Loss from disposal of previously acquired subsidiaries.
(4). Impairment charges of certain assets, including acquired intangible assets and goodwill.
(5).Impairment charges of fixed assets.
(6). Write-off of receivables from ex-shareholders of disposed business.
(7). One-off charges from expensing IPO expenditures as a result of termination of IPO process of Allyes.
(8). Settlement of disputed liabilities in previously disposed wireless business

	Twelve months ended December 31, 2008
	GAAP	(1)	(2)	(3)	(4)	(5)	(6)	Non- GAAP
Gross Profit
LCD display network	163,537	1,476	3,711	—	—	15,574	—	184,298
Poster Frame network	86,935	—	9,571	—	—	—	—	96,506
In-store network	(1,115)	—	3,533	(248)	—	3,290	—	5,460
Internet advertising	25,510	—	3,482	—	—	—	—	28,992
Movie Theater & Outdoor Billboard network	20,235	—	3,845	—	—	—	—	24,080

Total Gross Profit	295,102	1,476	24,142	(248)	—	18,864	—	339,336

Operating Expense	964,185	(41,023)	(11,053)	(193,822)	(600,878)	—	(2,200)	115,209
Operating profit (loss)	(669,083)	42,499	35,195	193,574	600,878	18,864	2,200	224,127
Net income (loss) attributable to Focus Media	(770,688)	42,499	40,980	288,121	599,965	18,864	2,200	221,941

(1). Share-based compensation.
(2). Amortization of acquired intangible assets.
(3). Loss from disposal of previously acquired subsidiaries.
(4). Impairment charges of certain assets, including acquired intangible assets and goodwill.
(5). Impairment charges of fixed assets.
(6). Write-off of receivables from ex-shareholders of disposed business.

CONFERENCE CALL

The Company will host a conference call to discuss the fourth quarter and full year 2009 results at 9:00 p.m. U.S. Eastern Time on March 16, 2010 (6:00 p.m. U.S. Pacific Time on March 16, 2010 and 9:00 a.m. Beijing/Hong Kong Time on March 17, 2010). The dial-in details for the live conference call are set forth below: U.S. Toll Free Number +1.800.510.0219 , Hong Kong dial-in number +852.3002.1672, International dial-in number +1.617.614.3451; Pass code: 27499071
        .
A replay of the call will be available from March 16, 2010 12:00 pm until March 24, 2010 (US Eastern Time). The dial-in details for the replay are set forth below: U.S. Toll Free Number +1-888-286-8010, International dial-in number +1-617-801-6888; Pass code 19117078. Additionally, a live and archived web cast of this call will be available on the Focus Media web site at http://ir.focusmedia.cn

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) is China’s leading multi- platform digital media company, operating the largest out-of-home advertising network in China using audiovisual digital displays, based on the number of locations and number of flat-panel television displays in our network. Through Focus Media’s multi-platform digital advertising network, the company reaches urban consumers at strategic locations and point-of-interests over a number of media formats, including audiovisual television displays in buildings and stores, advertising poster frames and other new and innovative media, such as outdoor light-emitting diode or LED digital billboard and Internet advertising platforms. As of December 31, 2009, Focus Media’s digital out-of-home advertising network had approximately 131,000 LCD displays in its LCD display network and approximately 261,000 advertising in-elevator poster and digital frames, installed in over 90 cities throughout China. For more information about Focus Media, please visit our website at http://ir.focusmedia.cn.

Investor and Media contact:

Jing Lu
Tel: +86 21 22164155
Email: ir@focusmedia.cn

Focus Media Holding Limited
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. Dollars in Thousands)

	2009-12-31	2008-12-31
ASSETS
Current assets
Cash and cash equivalents	568,159	142,434
Held-to-maturity investment	29,290	—
Accounts receivable, net	172,752	135,270
Prepaid expenses and other current assets	24,506	15,117
Deposit paid for acquisition of subsidiaries	4,860	29,676
Rental deposits	29,640	10,090
Other current assets	4,579	7,938
Assets held-for-sale, current	—	467,046

Total current assets	833,786	807,571

Rental deposits, non-current	1,570	133
Equipment, net	77,661	6,292
Acquired intangible assets, net	51,777	77,713
Goodwill	410,369	30,700
Other long term assets	18,279	10,736
Assets held-for-sale, non-current	—	599,149
Total assets	1,393,442	1,532,294

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	53,340	67,905
Accrued expenses and other current liabilities	101,870	61,911
Income taxes payable	27,017	12,622
Amount due to related parties	2,231	15,687
Liabilities held-for-sale, current	—	160,739
Deferred tax liabilities	12,077	—

Total current liabilities	196,535	318,864
Liabilities held-for-sale, non current	—	1,959
Deferred tax liabilities	5,435	11,581

Total liabilities	201,970	332,404

Shareholders’ equity
Ordinary shares	36	32
Additional paid in capital	1,868,172	1,659,833
Accumulated deficit	(742,731)	(533,969)
Accumulated other comprehensive income	64,167	71,888

Total shareholders’ equity	1,189,644	1,197,784
Noncontrolling interests	1,828	2,106

Total equity	1,191,472	1,199,890

Total liabilities and equity	1,393,442	1,532,294

Focus Media Holding Limited
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. Dollar in thousands, except Earning per ADS and ADS data)

	Three months ended			Year ended

	2009-12-31	2009-9-30	2008-12-31	2009-12-31	2008-12-31
Revenues
LCD display network	70,660	60,509	65,908	229,424	267,778
In-store network	8,173	8,450	10,503	33,538	67,038
Poster Frame network	29,310	24,155	43,021	108,526	160,613
Movie Theater & Outdoor Billboard network	12,866	12,802	22,380	60,544	80,023
Internet advertising	34,863	29,437	28,311	113,183	120,702

Total gross revenues	155,872	135,353	170,123	545,215	696,154
Less: Sales taxes	11,524	8,912	13,745	40,180	53,818

Total net revenue (note)	144,348	126,441	156,378	505,035	642,336

Cost of revenues
LCD display network	14,623	38,830	32,036	75,757	79,589
In-store network	2,388	11,490	12,927	24,170	61,834
Poster Frame network	17,649	52,550	17,655	95,401	59,815
Movie Theater & Outdoor Billboard network	10,550	9,486	15,307	45,085	56,944
Internet advertising	27,667	31,135	22,239	98,721	89,052

Total cost of revenues	72,877	143,491	100,164	339,134	347,234

Gross profit (loss)	71,471	(17,050)	56,214	165,901	295,102

Operating expenses
General and administrative	45,226	19,690	30,013	116,216	90,194
Selling and marketing	28,416	32,948	27,595	107,184	95,400
Impairment loss	14,027	37,232	596,069	86,304	596,069
Other operating expenses (income), net	(1,411)	15,364	190,718	10,847	182,522

Total operating expenses	86,258	105,234	844,395	320,551	964,185

Operating loss	(14,787)	(122,284)	(788,181)	(154,650)	(669,083)
Interest income	1,382	1,012	2,303	5,261	7,528
Loss from continuing operations before income taxes	(13,405)	(121,272)	(785,878)	(149,389)	(661,555)
Provision for income taxes	5,336	(4,833)	7,066	9,335	26,785

Net loss from continuing operations	(18,741)	(116,439)	(792,944)	(158,724)	(688,340)
Net loss from discontinued operations, net of tax	(33,434)	(8,201)	(11,792)	(46,513)	(82,498)

Net loss	(52,175)	(124,640)	(804,736)	(205,237)	(770,838)
Less: Net income(loss) attributable to noncontrolling interests	324	2,958	(2,246)	3,525	(150)

Net loss attributable to Focus Media	(52,499)	(127,598)	(802,490)	(208,762)	(770,688)

Loss per ADS from continuing operations
-basic	(0.14)	(0.90)	(6.17)	(1.22)	(5.34)

-diluted	(0.14)	(0.90)	(6.17)	(1.22)	(5.34)

Loss per ADS from discontinuing operations
-basic	(0.25)	(0.06)	(0.09)	(0.36)	(0.64)

-diluted	(0.25)	(0.06)	(0.09)	(0.36)	(0.64)

Loss per ADS
-basic	(0.39)	(0.99)	(6.24)	(1.61)	(5.98)

-diluted	(0.39)	(0.99)	(6.24)	(1.61)	(5.98)

Shares used in calculating basic loss per ADS	134,562,342	129,308,337	128,607,842	129,735,639	128,880,565

Shares used in calculating diluted loss per ADS	134,562,342	129,308,337	128,607,842	129,735,639	128,880,565

Note: Details of net revenues by segment are as follows (U.S. Dollars in thousands):

	Three months ended			Year ended
	2009-12-31	2009-9-30	2008-12-31	2009-12-31	2008-12-31
Gross revenues
LCD display network	70,660	60,509	65,908	229,424	267,778
In-store network	8,173	8,450	10,503	33,538	67,038
Poster Frame network	29,310	24,155	43,021	108,526	160,613
Movie Theater & Outdoor Billboard network	12,866	12,802	22,380	60,544	80,023
Internet advertising	34,863	29,437	28,311	113,183	120,702

Total gross revenues	155,872	135,353	170,123	545,215	696,154
Less: Sales taxes
LCD display network	6,539	4,502	6,655	20,625	24,652
In-store network	784	804	973	3,192	6,319
Poster Frame network	2,513	2,025	3,794	9,564	13,863
Movie Theater & Outdoor Billboard network	270	315	734	1,487	2,844
Internet advertising	1,418	1,266	1,589	5,312	6,140

Total sales tax	11,524	8,912	13,745	40,180	53,818

Net revenues
LCD display network	64,121	56,007	59,253	208,799	243,126
In-store network	7,389	7,646	9,530	30,346	60,719
Poster Frame network	26,797	22,130	39,227	98,962	146,750
Movie Theater & Outdoor Billboard network	12,596	12,487	21,646	59,057	77,179
Internet advertising	33,445	28,171	26,722	107,871	114,562

Total net revenues	144,348	126,441	156,378	505,035	642,336

FOCUS MEDIA HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS
(U.S. Dollar in thousands)
	Three months ended		Year ended
	2009-12-31	2008-12-31	2009-12-31	2008-12-31
Operating activities:
Net loss	(52,175)	(804,736)	(205,237)	(770,838)
Adjustments to reconcile net loss to net cash provided by operating activities:
Bad debt provision	5,140	8,597	31,262	15,767
Share-based compensation	35,064	12,768	62,528	42,615
Depreciation and amortization	7,933	9,623	35,450	31,337
Amortization of acquired intangible assets	4,672	10,611	27,279	40,516
Loss and impairment on disposal of equity interest of subsidiaries and certain other assets	39,110	189,879	64,931	282,407
Settlement of disputed liabilities	(2,067)	—	(2,067)	—
Impairment charges for goodwill, acquired intangible assets and fixed assets	14,027	634,420	153,369	619,602
Loss on disposal of fixed assets	161	304	1,346	698
Net changes in current assets and current liabilities, net of effects of acquisitions	20,395	22,102	(8,138)	(93,663)

Net cash provided by operating activities	72,260	83,568	160,723	168,441

Investing activities:
Purchase of equipment and other long term assets	(987)	(7,106)	(10,655)	(72,876)
Earn-out payment paid to acquire subsidiaries	(19,301)	(14,775)	(92,412)	(133,348)
Investment in a joint venture	—	—	—	(2,970)
Acquisition of an intangible assets	—	—	—	(1,767)
Deposits (paid)/refunded in connection with acquisition of subsidiaries	330	—	330	(14,270)
Disposal of subsidiaries	(9,328)	—	(27,316)	(11,694)
Sales of equity securities and bank notes	—	7,365	865	187,243
Purchase of equity securities and bank notes	—	—	(29,257)	(96,113)
Proceeds received from disposal of fixed assets	—	—	196	—
Net cash used in investing activities	(29,286)	(14,516)	(158,249)	(145,795)

Financing activities:
Proceeds from short-term bank loans	—	—	—	370
Repayment of short term bank loans	—	—	—	(370)
Repayment of short term other loans	—	—	—	(30,041)
Capital injection from minority shareholders	—	—	—	214
Proceeds from issuance of ordinary shares, net of issuance costs	142,437	1,535	144,499	10,711
Repurchase of ordinary shares	—	(17,502)	—	(47,500)

Net cash provided by/(used in) financing activities	142,437	(15,967)	144,499	(66,616)

Effect of exchange rate changes	(359)	(3,342)	(1,729)	16,469

Net increase (decrease) in cash and cash equivalents	185,052	49,743	145,244	(27,501)
Cash and cash equivalents, beginning of period / year	383,107	373,172	422,915	450,416

Cash and cash equivalents, end of period / year	568,159	422,915	568,159	422,915

Supplemental disclosure of cash flow information:
Income taxes paid	2,787	8,728	12,965	23,712

Supplemental disclosure of non-cash investing activity:
Acquisition of subsidiaries:
Accounts payable	20,326	60,501	20,326	60,501